Exhibit 21.1

iCap Vault 1, LLC	Registrant

Vault Holding 1, LLC (Holding 1)	Wholly-owned by Registrant
Vault Holding, LLC (Holding)	Wholly-owned by Registrant
VH Willows Townhomes, LLC	Wholly-owned by Holding
VH 1121 14th, LLC	Wholly-owned by Holding
VH Senior Care, LLC	Wholly-owned by Holding